Exhibit 99.1

James Hardie Industries plc 1st Floor, Block A One Park Place Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

21 June 2024
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
JHX Investor Day 2024 Presentation – Day 1
JHX Reiterates First Quarter and Fiscal Year 2025 Guidance
James Hardie today released its Investor Day 2024 Presentation – Day 1 Materials. This event is being held in Washington D.C. on Friday, 21 June 2024.
Copies of this document are available on James Hardie’s Investor Relations website at ir.jameshardie.com.au.
Today, James Hardie reiterates First Quarter and Fiscal Year 2025 Guidance that was provided to the market on 21 May 2024;
Guidance for the first quarter of fiscal year 2025; includes:
•North American volumes to be in the range of 745 million to 775 million standard feet
•North American EBIT margin to be in the range of 30% to 32%
•Adjusted Net Income to be in the range of US$155 million to US$175 million
Guidance for the full fiscal year 2025; includes:
•North American volumes to be in the range of 2,950 million to 3,150 million standard feet vs FY24 3,054 million standard feet
•North American EBIT margin to be in the range of 29% to 31%
•Adjusted Interest, net: US$25 million to US$29 million vs FY24 US$24.3 million
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

•Adjusted Effective Tax Rate: 23.5% to 24.5% vs FY24 23.0%
•Adjusted Net Income to be in the range of US$630 million to US$700 million
For the full year FY25, we expect to spend a total of approximately US$500 to US$550 million in capital expenditures.
James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks.

Yours faithfully

James Brennan-Chong
Director of Investor Relations and Market Intelligence
This announcement has been authorized for release by the CEO Mr. Aaron Erter